SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              NMR of America, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of class of securities)

                                   629230 10 3
                                 --------------
                                 (CUSIP number)

                                 Joseph G. Dasti
                            ------------------------
                            c/o NMR of America, Inc.
                               430 Mountain Avenue
                          Murray Hill, New Jersey 07974
               --------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 24, 1996
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

================================================================================
 1.          NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
             PERSONS

             Joseph G. Dasti

- --------------------------------------------------------------------------------
 2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A
             GROUP*                                   (a)[X]

                                                      (b)[ ]

- --------------------------------------------------------------------------------
 3.          SEC USE ONLY

- --------------------------------------------------------------------------------
 4.          SOURCE OF FUNDS

             PF;OO

- --------------------------------------------------------------------------------
 5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)   [ ]

- --------------------------------------------------------------------------------
 6.          CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

================================================================================
================================================================================
NUMBER OF                       7.          SOLE VOTING POWER
SHARES OWNED
BY EACH                                      392,357

                             ---------------------------------------------------
REPORTING                       8.          SHARED VOTING POWER
PERSON WITH

                                             266,821

                             ---------------------------------------------------
                                9.          SOLE DISPOSITIVE POWER

                                             392,357

                             ---------------------------------------------------
                                10.         SHARED DISPOSITIVE POWER

                                             0

================================================================================
================================================================================
 11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

               659,178

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
 12.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES
                                                  [ ]
- --------------------------------------------------------------------------------
 13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

                10%

- --------------------------------------------------------------------------------
 14.           TYPE OF REPORTING PERSON

               IN

================================================================================

================================================================================
1.           NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE

             PERSONS

             John P. O'Malley III

- --------------------------------------------------------------------------------
2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A
             GROUP*                                   (a) [X]

                                                      (b) [ ]

- --------------------------------------------------------------------------------
3.           SEC USE ONLY

- --------------------------------------------------------------------------------
4.           SOURCE OF FUNDS

             PF;OO

- --------------------------------------------------------------------------------
5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)   [ ]

- --------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

================================================================================
================================================================================
NUMBER OF                        7.         SOLE VOTING POWER
SHARES OWNED
BY EACH                                     87,795

                             ---------------------------------------------------
REPORTING                        8.         SHARED VOTING POWER
PERSON WITH

                                            266,821

                             ---------------------------------------------------
                                 9.         SOLE DISPOSITIVE POWER

                                            87,795

                             ---------------------------------------------------
                                10.         SHARED DISPOSITIVE POWER

                                            0

================================================================================
================================================================================
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

               354,616

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES
                                                               [ ]
- --------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

               5%

- --------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON

               IN

================================================================================

     This Amendment No. 1 to Schedule 13D relates to the Schedule 13D filed September 15, 1995 ("Original Schedule 13D") by Joseph G. Dasti and John P. O'Malley III (the "Reporting Persons") with respect to the beneficial ownership of shares of common stock, par value $.01 per share ("Common Stock"), of NMR of America, Inc. (the "Company"). The Original Schedule 13D discloses 449,121 shares of Common Stock beneficially owned by the Reporting Persons as a group pursuant to an irrevocable proxy, dated September 15, 1995, executed by J. Mark Strong (the "Strong Proxy") in favor of the Reporting Persons (which Strong Proxy was filed as an amendment to the Original Schedule 13D). The Strong Proxy provides that the Reporting Persons have a right to vote the 449,121 shares of Common Stock in the event of a contested election of directors of the Company. This Amendment is being filed as a result of (i) an Amendment to Schedule 13D dated April 24, 1996 filed by Mr. Strong (the "Strong 13D Amendment") in which Mr. Strong reported a reduction in his beneficial ownership of Common Stock to 266,821 shares of Common Stock and (ii) certain transactions by each of the Reporting Persons involving the Common Stock held by such Persons (as described below in Item 5).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     a. Mr. Joseph G. Dasti

     Mr. Joseph G. Dasti is the beneficial owner of 659,178 shares of Common Stock, including 392,357 shares as to which Mr. Dasti is sole beneficial owner (as described below) and 266,821 shares of Common Stock subject to the Strong Proxy as to which Mr. Dasti and Mr. O'Malley as a group are beneficial owners. The Original Schedule 13D stated that Mr. Dasti was the beneficial owner of 449,121 shares of Common Stock pursuant to the Strong Proxy. The Strong 13D Amendment indicates that as a result of certain sales of Common Stock by Mr. Strong, the number of shares of Common Stock held by Mr. Strong and subject to the Strong Proxy as of April 24, 1996 had been reduced to 266,821. Mr. Dasti's beneficial ownership of shares of Common Stock subject to the Strong Proxy has therefore been reduced from 449,121 shares to 266,821 shares.

     In addition, the Original Schedule 13D disclosed that Mr. Dasti was sole beneficial owner of 559,513 shares of Common Stock. As of the date hereof, Mr. Dasti is sole beneficial owner of 392,357 shares of Common Stock as a result of:

          (i) a transfer to the Company on April 9, 1996 of a warrant to purchase 100,000 shares of Common Stock at a purchase price of $7.63 per share through March 12, 2002;

          (ii) a transfer to the Company on April 9, 1996 of a warrant to purchase 100,000 shares of Common Stock at a purchase price of $10.00 per share through March 12, 2002;

         (iii) 124,700 shares held beneficially and of record by Mr. Dasti, a reduction of 10,000 shares from the 134,700 shares reported to be held beneficially and of record by Mr. Dasti in the Original
               Schedule 13D, which reflects (x) an increase of 10,000 shares as a result of the grant of a restricted stock award to Mr. Dasti on September 18, 1995 and (y) a subsequent decrease of 20,000 shares pursuant to the transfer of 20,000 shares as a gift to the Company on September 29, 1995;

          (iv) the vesting of an additional 12,500 shares for a total of 50,000 shares of Common Stock issuable pursuant to a stock option exercisable at $6.38 per share through December 18, 2001;

          (v) the vesting of an additional 25,000 shares for a total of 50,000 shares of Common Stock issuable pursuant to a stock option exercisable at $2.88 per share through March 14, 2004;

          (vi) 30,000 shares issuable pursuant to a warrant exercisable at $3.92 per share through May 18, 1999;

         (vii) 75,000 shares issuable pursuant to a warrant exercisable at $3.00 per share through November 5, 1998;

        (viii) 50,000 shares issuable pursuant to a warrant exercisable at $6.38 per share through December 18, 2001; and

          (ix) 12,657 shares of Common Stock owned through the Company's 401(k) Plan.

     b. Mr. John P. O'Malley III

     Mr. John P. O'Malley III is the beneficial owner of 354,616 shares of Common Stock, including 87,795 shares as to which Mr. O'Malley is sole beneficial owner (as described below) and 266,821 shares of Common Stock subject to the Strong Proxy as to which Mr. O'Malley and Mr. Dasti as a group are beneficial owners. The Original Schedule 13D stated that Mr. O'Malley was the beneficial owner of 449,121 shares of Common Stock pursuant to the Strong Proxy. The Strong 13D Amendment indicates that as a result of certain sales of Common Stock by Mr. Strong, the number of shares of Common Stock held by Mr. Strong and subject to the Strong Proxy as of April 24, 1996 had been reduced to 266,821. Mr. O'Malley's beneficial ownership of shares subject to the Strong Proxy has therefore been reduced from 449,121 shares to 266,821 shares.

     In addition, the Original Schedule 13D stated that Mr. O'Malley was sole beneficial owner of 48,626 shares of Common Stock. As of the date hereof, Mr. O'Malley is sole beneficial owner of 87,795 shares of Common Stock as a result of:

          (i) 20,000 shares held beneficially and of record by Mr. O'Malley, an increase of 10,000 shares from the 10,000 shares reported to be held beneficially and of record by Mr. O'Malley in the Original
               Schedule 13D, which reflects the grant of a restricted stock award for 10,000 shares to Mr. O'Malley on September 18, 1995;

          (ii) 6,545 shares owned through the Company's 401(k) Plan;

         (iii) the vesting of an additional 15,000 shares for a total of 30,000 shares issuable pursuant to a stock option exercisable at $2.88 per share through March 14, 2004;

          (iv) the vesting of an additional 10,000 shares for a total of 20,000 shares issuable pursuant to a stock option exercisable at $2.31 per share through August 4, 2003; and

          (v) 11,250 shares issuable pursuant to a stock option exercisable at $2.75 per share through December 16, 2002.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: August 15, 1996

                                                   /s/  JOSEPH G. DASTI
                                                  ------------------------------
                                                   Joseph G. Dasti

                                                   /s/  JOHN P. O'MALLEY III
                                                  ------------------------------
                                                   John P. O'Malley III